OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ameritrans Capital Corp (AMTC)

(Name of Issuer)

Common Stock and Preferred Stock

(Title of Class of Securities)

03073H108

(Cusip Number)

James E. Mitchell
General Partner
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, California 92626
Telephone No.: 714-432-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073H108			Page 2 of 6

1.	Name of Reporting Person: Mitchell Partners, L.P., a California limited partnership James E. Mitchell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒	James E. Mitchell is the sole general partner of Mitchell Partners, L.P., a California limited partnership with sole control over all matters relating to investment and voting control
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Working capital of Mitchell Partners. (WC)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California for both parties

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Mitchell Partners, L.P. -165,885 Shares of Common Stock and 7,800 Shares of Preferred Stock (James E. Mitchell has sole voting power as to all shares)

		8.	Shared Voting Power: Not applicable

		9.	Sole Dispositive Power: Mitchell Partners, L.P. -165,885 Shares of Common Stock and 7,800 Shares of Preferred Stock (James E. Mitchell has sole dispositive power as to all shares)

		10.	Shared Dispositive Power: Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
Mitchell Partners, L.P. -165,885 Common Shares (8.15% of 2,035,800 shares outstanding) and 7,800 Preferred Shares (2.6% of 300,000 shares outstanding)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
Mitchell Partners, L.P. -165,885 Common Shares (8.15% of 2,035,800 shares outstanding) and 7,800 Preferred Shares (2.6% of 300,000 Preferred Shares Outstanding)

14.	Type of Reporting Person (See Instructions): Michell Partners, L.P. - Limited Partnership (LP) James E. Mitchell - Individual (IN)

2

Common Stock CUSIP No. 03073H108

Item 1. Security and Issuer.

The securities that are the subject of this statement consist of Common Stock ($0.0001 par value) and Preferred Stock of Ameritrans Capital Corp (the “Issuer”). The name and the address of the principal executive offices of the Issuer are as follows:

Ameritrans Capital Group
747 Third Avenue, Fourth Floor
New York, New York 10117
Attention: Chairman

Item 2. Identity and Background.

     (a) This statement is filed on behalf of Mitchell Partners, L.P., a California limited partnership, and James E. Mitchell.

     (b) The business address of Mitchell Partners, L.P. and James E. Mitchell is:

James E. Mitchell, General Partner
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, California 92626

     (c) (1) The principal business of Mitchell Partners, L.P. is in securities investment. Mitchell Partners, L.P. is not an operating company, and it has no subsidiaries.

          (2) The principal occupation of James E. Mitchell is that of a private investor and the sole general partner of Mitchell Partners, L.P.

     (d) Neither Mitchell Partners, L.P. nor James E. Mitchell has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mitchell Partners, L.P. nor James E. Mitchell was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Common Stock CUSIP No. 03073H108

     (f) (1) Mitchell Partners, L.P. is a California limited partnership with its principal executive offices in California. James E. Mitchell is the sole general partner of Mitchell Partners, L.P.

Item 3. Source and Amount of Funds or Other Consideration.

     (a) Mitchell Partners, L.P. used general working capital funds to acquire the 165,885 shares of Common Stock and 7,800 shares of Preferred Stock of the Issuer.

     (b) Mitchell Partners, L.P. has not used borrowed funds to acquire the subject securities.

     (c) The subject securities transactions were all effected in the ordinary course of business by Mitchell Partners, L.P. through registered broker-dealers. The most recent purchase of Common Stock by Mitchell Partners, L.P. on July 12, 2004 was for 18,703 shares of Common Stock at a price of $4.90 per share. The most recent purchase of Preferred Stock by Mitchell Partners, L.P. on June 28, 2004 was for 1,200 shares of Preferred Stock at a price of $12 per share.

Item 4. Purpose of Transaction.

     All transactions for the purchase or sale of the Common Stock and Preferred Stock of the Issuer by Mitchell Partners, L.P. were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Issuer. Mitchell Partners, L.P. has no plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes in the operation, management, structure or financial condition of the Issuer. Mitchell Partners, L.P. intends to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business, including both Common Stock and Preferred Stock.

Common Stock CUSIP No. 03073H108

Item 5. Interest in the Securities of the Issuer.

     (a) Mitchell Partners, L.P. owns 165,885 shares of Common Stock of the Issuer, which equals approximately 8.15% of the total 2,035,600 outstanding shares of Common Stock of the Issuer. Mitchell Partners, L.P. owns 7,800 shares of Preferred Stock of the Issuer, which equals approximately 2.6% of the total 300,000 outstanding shares of Preferred Stock of the Issuer.

     (b) With respect to all shares of Common Stock and Preferred Stock of the Issuer held by Mitchell Partners, L.P., James E. Mitchell, the general partner, has the sole power to vote and the sole power to dispose.

     (c) During the prior sixty day period, Mitchell Partners, L.P. acquired the following shares of Common Stock and Preferred Stock of the Issuer at the following prices per share in purchase transactions conducted in the ordinary course of business through a registered broker-dealer:

Common Stock

Date	No. of Common Shares	Price Per Common Share
July 12, 2004	18,703	$4.90

Preferred Stock

Date	No. of Preferred Shares	Price Per Preferred Share
June 9, 2004	1,000	$11.90
June 26, 2004	1,000	$12.00
June 28, 2004	1,200	$12.00

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock or Preferred Stock of the Issuer held by Mitchell Partners, L.P.

     (e) Not applicable.

Common Stock CUSIP No. 03073H108

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mitchell Partners, L.P. nor James E. Mitchell is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

     Neither Mitchell Partners, L.P. nor James E. Mitchell is a party to any transaction for which any document is required to be attached to this Statement as an exhibit.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2004	Mitchell Partners, L.P., a California limited partnership
	By:	/s/ JAMES E. MITCHELL
James E. Mitchell, Sole General Partner

Dated: July 14, 2004	By:	/s/ JAMES E. MITCHELL
James E. Mitchell, Personally